December 19, 2018

Min Feng
Founder and Chairman
Ruhnn Holding Limited
4F, Building 1, Blue Collar Garment Industrial Park
7-1 North Hong Pu Road
Yu Hang District, Hangzhou 311100
People's Republic of China

       Re: Ruhnn Holding Limited
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted November 30, 2018
           CIK No. 0001753268

Dear Mr. Feng:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form F-1 submitted November 30, 2018

Capitalization, page 57

1. We note your response to comment 8 and your addition of pro forma columns to your
       Capitalization table to show the effect of the Equity Restructuring as if it had occurred as of March 31, 2018. Please explain to us in more detail your accounting for the subscription receivable, including whether you intend to show it as an asset or a reduction of stockholders' equity, and the basis in GAAP for your treatment. Tell us your consideration of ASC 505-10-45-2 and SAB Topic 4E. To assist us in understanding
 Min Feng
FirstName LastNameMin Feng
Ruhnn Holding Limited
Comapany19, 2018
December NameRuhnn Holding Limited
December 19, 2018 Page 2
Page 2
FirstName LastName
         whether a substantive issuance of stock occurred on October 4, 2018, please also tell us whether and how the rights of these shareholders differ before and after the subscription receivable is paid, such as whether there is any difference in the ability to participate in any dividends declared or whether there is any difference in the ability to pledge or sell those shares.
Selected Operating Data, page 71

2. We note your response to comment 9. Please revise your filing to prominently disclose that the references to "fans" throughout the prospectus are not references to unique fans.
Our KOLs, page 110

3. We note your response to comment 26, and your amended disclosure that "[o]ne of Dayi's
         Taobao stores was ranked the 13th, tenth and tenth in the woman apparel sector on Singles
         Day in 2016, 2017 and 2018, respectively, and if name brands were excluded from the list, her store was ranked the second on Singles Day throughout 2016, 2017 and 2018." Please revise to disclose the measure by which these rankings were determined.
4. We note your response to comment 21 and your disclosure on page 105 regarding the success rate of converting a KOL candidate into a signed KOL. Please briefly describe the factors you consider in deciding to sign a KOL candidate, and clarify whether you provide services to KOL candidates before they are signed. Consolidated Financial Statements of Hangzhou Hanyi E-Commerce Co., Ltd.
Notes to the Consolidated Financial Statements
1. Organization and Principal Activities
History of the Group and Equity Restructuring, page F-11

5. We note your response to comment 31 including the revisions you made on pages 85 and
         86 of your amended draft registration statement. You appear to indicate in Note 1 and in your discussion of Liquidity and Capital Resources that in order to facilitate the payment of the subscription receivable to Ruhnn Holding, Hanyi E-Commerce will repay certain amounts to Hangzhou Ruhnn, Hangzhou Ruhnn will use those funds to return its capital to its investors, and the investors will use those same funds to pay the subscription price of the shares to Ruhnn Holding. You also appear to indicate that the amount Hanyi E-
         Commerce owed to Hangzhou Ruhnn was RMB354.9 million as of March 31, 2018, while the amount the investors owe Ruhnn Holding for the subscription receivable is RMB559.0 million. Please revise your disclosures in Note 1 and in your discussion of Liquidity and
         Capital Resources as needed to better explain to your investors how Hanyi E-Commerce's payment of RMB354.9 million will facilitate payment of the subscription receivable of
         RMB559.0 million. For example, if Hanyi E-Commerce's payable to Hangzhou Ruhnn increased to RMB559.0 million as of October 4, 2018 and Hanyi E-Commerce will repay
         RMB559.0 million, please clearly disclose this so that your investors better understand
 Min Feng
Ruhnn Holding Limited
December 19, 2018
Page 3
      Hanyi E-Commerce's obligation.
12. Non-controlling Interest, page F-26

6. We note your response to comment 34. Please revise your footnote to convey to your investors that the acquisition effectively zero-ed out the negative carrying amount of the non-controlling interests in Yitong and Hanli. We believe this additional information is necessary to allow your readers to reconcile your statement in Note 12 that "the value of the non-controlling interest decreased" with your Consolidated Statements of
      Shareholders' Deficit, which reflects that the value of your non-controlling interest account increased.
       You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley,
Staff Attorney, at (202) 551-2545, or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.



                                                            Sincerely,
FirstName LastNameMin Feng
                                                            Division of
Corporation Finance
Comapany NameRuhnn Holding Limited
                                                            Office of Consumer
Products
December 19, 2018 Page 3
cc:       Chris Lin
FirstName LastName